

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2013

Peter M. Folger
Chief Financial Officer
Courier Corporation
15 Wellman Avenue
North Chelmsford, Massachusetts 01863

> **Re: Courier Corporation**
> **Form 10-K for the fiscal year ended September 30, 2012**
> **Filed November 30, 2012**
> **File No. 001-34268**

Dear Mr. Folger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2012

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

1. We note that over 10% of your cash provided by operating activities each year is spent on prepublication costs. Therefore, in light of the significance of the amounts involved, please show amortization of prepublication costs as a separate line item. Also, consider showing amortization of intangible assets separately from depreciation of property, plant and equipment.

Note G. Goodwill and Other Intangibles, page F-14

2. In the last paragraph of the description of your accounting policy with respect to prepublication costs on page F-8, you indicate that a $475,000 impairment charge was

recorded in fiscal 2010 for underperforming titles at Creative Homeowner, and you make reference to Note G. However, in Note G, there appears to be no discussion of the fiscal 2010 impairment charge. For clarity, we suggest that you add a table to Note G to reflect the components of prepublication costs, for each period presented, in a manner similar to the tables for goodwill and other intangibles. In this regard, we note that carrying amounts for your prepublication costs substantially exceed those for your other intangibles.

Management's Discussion and Analysis, page F-25

Liquidity and Capital Resources, page F-33

3. With respect to the table of contractual obligations on page F-34, we believe you should include scheduled interest payments in the table or, in the alternative, include additional disclosure regarding interest payments in a footnote to the table. See Section IV.A of FR-72 for guidance.

Critical Accounting Policies and Estimates, page F-35

Prepublication Costs, page F-35

4. In the description of your accounting policy with respect to prepublication costs on page F-8, you indicate that prepublication costs are amortized over estimated useful lives of two to four years. However, on page F-35, you state that prepublication costs are amortized over periods ranging from three to four years. Please revise, as appropriate, to correct this inconsistency.

5. We note your disclosure on page F-35 that no goodwill or other intangible assets remain in the publishing segment. We also note from the segment information presented in Note L that your publishing segment continues to experience operating losses and declining net sales. As a result, it is unclear how you determined that your prepublication costs were recoverable while, at the same time, concluding that your goodwill and other intangible assets were not recoverable. Please clarify your disclosure in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief